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                          January 2, 2024

       Andy Heyward
       Chief Executive Officer
       Kartoon Studios, Inc.
       190 N. Canon Drive, 4th Fl.
       Beverly Hills , CA 90210

                                                        Re: Kartoon Studios,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2023
                                                            File No. 333-276259

       Dear Andy Heyward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Michael Lee